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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*


                                Scan-Optics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.02 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    805894102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               c/o Gregory Murphy
                             Patriarch Partners, LLC
                        112 South Tryon Street, Suite 700
                         Charlotte, North Carolina 28284
                                 (704) 227-1204
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 5, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


                               Page 1 of 9 Pages

                                       13D
===================
CUSIP No. 805894102
===================
------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            ARK CLO 2000-1, Limited
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    2                                                         (a) [   ]
                                                              (b) [ X ]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Cayman Islands
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    34,425,345
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
                                     -0-
         REPORTING       ------------===========================================
        PERSON WITH                  SHARED DISPOSITIVE POWER
                             10
                                     34,425,345
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            34,425,345
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            83.0%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            00
------------====================================================================


                               Page 2 of 9 Pages

                                       13D

===================
CUSIP No. 805894102
===================
------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Patriarch Partners, LLC
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    2                                                         (a) [   ]
                                                              (b) [ X ]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    34,425,345
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
                                     -0-
         REPORTING       ------------===========================================
        PERSON WITH                  SHARED DISPOSITIVE POWER
                             10
                                     34,425,345
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            34,425,345
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            83.0%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            00
------------====================================================================


                               Page 3 of 9 Pages

                                       13D
===================
CUSIP No. 805894102
===================
------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            LD Investments, LLC
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    2                                                         (a) [   ]
                                                              (b) [ X ]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    34,425,345
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
                                     -0-
         REPORTING       ------------===========================================
        PERSON WITH                  SHARED DISPOSITIVE POWER
                             10
                                     34,425,345
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            34,425,345
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            83.0%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            00
------------====================================================================


                               Page 4 of 9 Pages

                                       13D
===================
CUSIP No. 805894102
===================
------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Lynn Tilton
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    2                                                         (a) [   ]
                                                              (b) [ X ]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    34,425,345
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
                                     -0-
         REPORTING       ------------===========================================
        PERSON WITH                  SHARED DISPOSITIVE POWER
                             10
                                     34,425,345
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            34,425,345
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            83.0%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                               Page 5 of 9 Pages

     This Amendment No. 3 to Schedule 13D amends the Schedule 13D initially filed on August 10, 2004 (collectively, with all amendments thereto, the "Schedule 13D").


Item 4.  Purpose Of The Transaction.
------   --------------------------

         Item 4 of the Schedule 13D is amended and updated as follows:

         On August 5, 2005, the Lenders assigned their interest under the Credit Agreement to SO Acquisition, LLC ("SO Acqusition"), an entity whose sole members are the Lenders. Lynn Tilton is an indirect equity owner in, and controls certain companies that are the collateral manager of, the Lenders. Immediately after such assignment, SO Acquisition entered into a Foreclosure Agreement ("Foreclosure Agreement") pursuant to which the Company assigned to SO Acquisition most of the assets and certain liabilities of the Company in full satisfaction of the outstanding debt owed by the Company to SO Acquisition under the Credit Agreement. The assignment of most of the Company's asset and certain liabilities to SO Acquisition was effective on August 5, 2005. SO Acquisition will change its name to Scan-Optics LLC. The summary of the Foreclosure Agreement is qualified in its entirety by the full terms and conditions of the Foreclosure Agreement. The Foreclosure Agreement is filed as an exhibit to the Form 8-K the Company filed with the Securities and Exchange Commission on or about the date hereof.

         In conjunction with the assignment of most of the Company's assets and certain liabilities to SO Acquisition, the Company requested that ARK, as a holder of Shares and Preferred Shares, consent to i) the dissolution of the Company pursuant to the plan of dissolution proposed by the Company and ii) an amendment to the articles of incorporation of the company to reduce from three to one the minimum number of members of the Company's Board of Directors. ARK has consented to both such Company proposals.

         Consistent with their investment intent, the Reporting Persons have engaged and intend to continue to engage in communications with one or more shareholders of the Company, one or more officers of the Company, one or more members of the board of directors of the Company and/or one or more other persons regarding the Company, including but not limited to post-closing matters related to the Foreclosure Agreement and the dissolution of the Company.

         Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.


Item 5.  Interest In Securities Of The Issuer.
------   ------------------------------------


                               Page 6 of 9 Pages

         (a) ARK
             ---
                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for ARK is incorporated herein by reference. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 41,451,577 Shares outstanding as of May 12, 2005 as reported by the Company in its Form 10-Q for the quarter ended March 31, 2005 and filed with the SEC on May 16, 2005.

                  (c)      There  have  been  no   purchases  or  sales  of  any
                           securities of the Company in the last 60 days.

                  (d) Patriarch, as sole owner of ARK, has the power to direct the affairs of ARK, including the disposition of the proceeds of the sale of the securities held by ARK. LDI is the sole member of Patriarch. Tilton is the sole director of ARK and the manager and the sole holder of the voting power in respect of LDI.

                  (e)      Not applicable.

         (b)      Patriarch (or the Collateral Manager)
                  -------------------------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for Patriarch is incorporated herein by reference.

                  (c)      None.

                  (d) Patriarch, as sole owner of ARK, has the power to direct the affairs of ARK, including the disposition of the proceeds of the sale of the securities held by ARK. LDI is the sole member of Patriarch. Tilton is the sole director of ARK and the manager and the sole holder of the voting power in respect of LDI.

                  (e)      Not applicable.

         (c) LDI
             ---

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for LDI is incorporated herein by reference.

                  (c)      None.


                               Page 7 of 9 Pages

                  (d) Patriarch, as sole owner of ARK, has the power to direct the affairs of ARK, including the disposition of the proceeds of the sale of the securities held by ARK. LDI is the sole member of Patriarch. Tilton is the sole director of ARK and the manager and the sole holder of the voting power in respect of LDI.

                  (e)      Not applicable.


         (d)      Tilton
                  ------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for Tilton is incorporated herein by reference.

                  (c)      None.

                  (d) Patriarch, as sole owner of ARK, has the power to direct the affairs of ARK, including the disposition of the proceeds of the sale of the securities held by ARK. LDI is the sole member of Patriarch. Tilton is the sole director of ARK and the manager and the sole holder of the voting power in respect of LDI.

                  (e)      Not applicable.


Item 7.  Materials To Be Filed As Exhibits.
------   ---------------------------------

         The Foreclosure Agreement (defined in Item 4 above) is filed as an exhibit to the Form 8-K the Company filed with the Securities and Exchange Commission on or about the date hereof and is incorporated herein by reference.




                               Page 8 of 9 Pages

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 5, 2005

                                         ARK CLO 2000-1, LIMITED


                                               /s/ Lynn Tilton
                                         By: --------------------
                                             Name: Lynn Tilton
                                             Title: Authorized Signatory


                                         PATRIARCH PARTNERS, LLC

                                               /s/ Lynn Tilton
                                         By: ---------------------
                                             Name: Lynn Tilton
                                             Title: Authorized Signatory

                                         LD INVESTMENTS, LLC


                                               /s/ Lynn Tilton
                                         By: ---------------------
                                             Name: Lynn Tilton
                                             Title: Authorized Signatory



                                           /s/ Lynn Tilton
                                         --------------------------
                                         Lynn Tilton




                               Page 9 of 9 Pages